EXHIBIT (a)(1)(vii)
INSTRUCTIONS FORMING PART OF THE
TERMS AND CONDITIONS OF THE OFFER
     1. Delivery of Election Form. A properly completed and duly executed or electronically accepted Election Form must be received by Mellanox Technologies, Inc. by 9:00 p.m. U.S. Pacific Time on Tuesday, April 21, 2009 (6:00 a.m. Israeli Time on Wednesday, April 22, 2009) (unless the Offer is extended). We will not accept delivery of any Election Form after expiration of the Offer. If we do not receive a properly completed and duly executed Election Form (either electronically through the Offer website or through a paper Election Form) from you before the expiration of the Offer, we will not accept your eligible options for exchange and such eligible options will not be exchanged pursuant to this Offer.
     If you are not able to submit your election electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it via facsimile at 1 + (408) 970-3403 or hand delivery to Mellanox Technologies, Inc., Attn: Matthew Gloss, Vice President of Legal Affairs, 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085 no later than 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) (unless the Offer is extended). To obtain a paper Election Form, please either print the Election Form from the Offer website or contact Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@Mellanox.com.
     The Company intends to confirm the receipt of your Election Form by e-mail within 48 hours. If you have not received an e-mail confirmation that the Company received your Election Form, we recommend that you confirm that we have received your Election Form. If you need to confirm receipt after 48 hours have elapsed, you may contact Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@Mellanox.com.
     You may change your mind after you have submitted an Election Form and submit a new Election Form at any time before the expiration date which is expected to be 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009), unless the Offer is extended. If we extend the expiration date, you may submit a new Election Form with respect to some or all of your eligible options at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form we receive by 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) (unless we extend the Offer).
     To validly change your election, you must access the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php and complete and deliver another Election Form electronically or fill-out and deliver another paper Election Form via facsimile at 1 + (408) 970-3403 or hand delivery to Mellanox Technologies, Inc., Attn: Matthew Gloss, Vice President of Legal Affairs, 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, prior to the expiration of the Offer. You should print or make a copy of your new Election Form and confirmation statement (if you submit electronically) and keep those documents with your other records for the Offer.
     While participation in the Offer is completely voluntary, if you elect not to exchange some or all of your eligible options pursuant to the Offer, then you will retain the eligible options under their original terms.
     2. Exchange. If you intend to exchange your eligible options pursuant to the Offer, you must access your account at the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php, properly complete and duly execute the Election Form or fill out and properly submit a duly executed and dated paper Election Form.
     3. Signatures on This Election Form. You must electronically sign the Election Form if you submit your election through the Offer website. If you submit a paper Election Form you must physically sign the paper Election Form.
     4. Requests for Assistance or Paper Copies. If you need paper copies of the Offer documents or the Election Forms, you should contact Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@Mellanox.com. Copies will be furnished promptly at Mellanox’s expense. You can also view and print documents at:
      http://portal.yok.mtl.com/system/misc/repricing.php .

     5. Reservation of Rights. The Company reserves the right, at our discretion, at any time, to extend the period of time during which the Offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this Offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to make or withdraw elections with respect to eligible options until such extended expiration date. In the case of an extension, we will issue a press release, e-mail or other form of communication no later than 6:00 a.m. U.S. Pacific Time (3:00 p.m. Israeli Time) on the next U.S. business day after the previously scheduled expiration date.
     We also reserve the right, in our discretion, before the expiration date to terminate or amend the Offer by giving written notice of the termination or postponement to you or by making a public announcement of the termination.
     Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our discretion, to amend the Offer in any respect, including by decreasing or increasing the consideration offered in this Offer or by decreasing or increasing the number of options being sought in this Offer.
     6. Important Tax Information. If you are a U.S. tax resident, you should refer to Section 12 of the Offer Information Document, which contains material U.S. federal income tax information concerning the Offer. If you are an employee or contractor residing outside the United States, you should refer to Sections 13 through 18, depending on your country of residence. We strongly recommend that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the Offer.
     7. Copies. You should print a copy of this Election Form, after you have completed and electronically accepted it, and retain it for your records, or you should make a copy of your paper Election Form and retain it for your records.
     8. Paper Delivery. Please remember that if you are not able to submit your election electronically via the Offer website as a result of technical failures of the Offer website, such as the Offer website being unavailable or the Offer website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to Matthew Gloss, Vice President of Legal Affairs, via facsimile at 1 + (408) 970-3403 or via hand delivery to Mellanox Technologies, Inc., Attn: Matthew Gloss, Vice President of Legal Affairs, 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, by 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) (unless the Offer is extended). To obtain a paper Election Form, please either print this Election Form or contact Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@Mellanox.com.
 IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE, A VALID, COMPLETED
AND SIGNED ELECTION FORM MUST BE RECEIVED BY THE COMPANY BY 9:00 P.M.
U.S. PACIFIC TIME ON APRIL 21, 2009 (6:00 A.M. ISRAELI TIME ON APRIL 22, 2009) (UNLESS WE
EXTEND THE OFFER).

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